S&P maintains Ecopetrol's global credit rating at BB+

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) informs that S&P Global Ratings maintained the Company's global credit rating at BB+ as well as its negative outlook, as reported today, June 3, 2025. Additionally, the agency lowered the Company's Stand Alone Credit Profile (SACP) rating from bbb- to bb+.

S&P mentioned that lower oil prices and exchange rate volatility have impacted the Company's financial performance during the last year, and it estimated that Ecopetrol’s debt/EBITDA ratio would remain at a level above 2.0.

The rating agency positively highlighted the Company's strategy, focused on growth prospects, reserve replenishment, and strengthening of the investment portfolio through business diversification and profitability margins.

The assessment of the aforementioned factors, as well as other considerations included in the report supported an individual rating that is at the same level of the Company's overall rating.

The full report issued by S&P, including the detailed rating rationale, can be found below:

Bogota D.C., June 4, 2025

-------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co

S&P Global
Ratings

RatingsDirect®

Research Update:

Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

June 4, 2025

Primary contact

Humberto Patino
Mexico City
52-55-50814485
humberto.patino
@spglobal.com

Secondary contact

Fabiola Ortiz
Mexico City
52-55-5081-4449
fabiola.ortiz
@spglobal.com

Rating Action Overview

- Weaker prices and foreign-exchange volatility have hit Ecopetrol S.A.'s financial performance over the past year, and we expect this to continue in the next few years. We forecast adjusted debt to EBITDA to remain above 2.0x, indicating higher-than-expected leverage.
- We also see increased governance risks due to our view of the company's less independent board structure and past extraordinary dividend payments that negatively affected credit metrics.
- As a result, we revised Ecopetrol's stand-alone credit profile (SACP) to 'bb+' from 'bbb-'.
- On June 4, 2025, S&P Global Ratings affirmed its 'BB+' issuer and issue-level ratings on Ecopetrol, despite the change in SACP, because we continue to cap the rating by the sovereign.
- Our negative outlook on Ecopetrol continues to reflect that on Colombia.

Rating Action Rationale

In our view, recent changes to Ecopetrol's board of directors have reduced independence in the company's decision-making. We now assess Ecopetrol's management and governance as moderately negative because we no longer believe it maintains its full qualitative independence from its main shareholder, the Colombian government. We think less independence could damper Ecopetrol's long-term business plans. In April 2025, Ecopetrol announced new changes to its board of directors. These include four new members who S&P Global Ratings views as dependent to Ecopetrol's main shareholder (despite its board tagging them as independent) because of their former positions in other government organizations.

We think decisions taken at the board level, such as those related to dividend payments and cash flow, have contributed to the company's weaker leverage metrics. This supports our downward revision of the stand-alone credit profile (SACP) to 'bb+' from 'bbb-'. However, we view as positive that the company's business strategy continues to focus on achieving growth

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

prospects, meeting reserve replacements, strengthening portfolio diversification of assets and business units, and improving profitability margins.

A higher dividend payout ratio than its financial policy target pressured Ecopetrol's financial performance in 2024. Ecopetrol distributed about Colombian peso (COP) 15.6 trillion in dividend payments in 2024 (versus COP5.6 trillion in 2023), which represents 104% of its net income (according to our calculations). The payout ratio established by the company is 40%-60% of net income per year, but the board approved a higher amount to help cover the government's Fuel Price Stabilization Fund (FEPC, in Spanish) deficit. In addition, the company invested less of its cash flow to compensate for the higher dividends, which resulted in a neutral effect on its cash flow. In our view, Ecopetrol's continued financial support to its main shareholder placed its leverage metrics above our thresholds for an intermediate financial risk profile. As a result, we now view the company's financial risk as significant. For 2025, the board approved a 58.9% payout ratio.

We no longer expect adjusted debt to EBITDA to average below 2.0x in the next few years. Ecopetrol's reported adjusted debt to EBITDA was 2.3x in 2024 and 2.4x for the trailing 12 months as of March 31, 2025 (versus 1.9x and 2.0x, respectively, for the same periods the previous year). These ratios deviate from our previous average forecast. We consider that the current volatility in industry prices and foreign exchange rates have also hampered the company's profitability. However, the main factor for the deviation from our previous forecast was increased net debt, partially related to less debt reduction than we expected. Our base-case scenario for the next two years expects leverage to remain above 2.0x and discretionary cash flow to debt to be close to 0%. We assume that Ecopetrol will fund dividends and capital expenditures (capex) through operating cash flow and won't issue additional debt for organic growth.

We think Ecopetrol's business strategy will continue to deliver positive operating results while focusing on growth prospects. Combined production rates of crude oil and natural gas were 1.2% higher in 2024 at 746,000 barrels of oil equivalent per day (boepd; versus 737,000 boepd in 2023). The company maintained a rate of 745,400 boepd during the first quarter of 2025, reaching the highest production rates since 2016. Ecopetrol remains the leading oil and gas producer in Colombia based on its 64% share of the country's oil production and 60% share of natural gas production. Production rates have remained stable as the company incorporated production at the CPO-09 block into its mix, which mitigated the slight decline from local fields affected by social events. The company's target production rate remains 740,000-750,000 boepd.

In Ecopetrol's refining and petrochemicals business segments, both of its main refineries continue to account for 99% of refining and petrochemical product production, operating at an average of 90% of the company's installed capacity. Ecopetrol maintains a broad and diversified portfolio of refined products including gasoline, diesel, jet fuel, liquified petroleum gas, and heavy fuel oils, among others.

Through its subsidiary, Interconexión Electrica S.A. (ISA), Ecopetrol continues to focus on achieving its 2040 energy targets that include higher use of renewable energy and increased presence of infrastructure in Latin America, among others. On March 13, 2025, ISA announced it expects to invest $22 billion-$33 billion in the next 15 years (67% in energy transmission, 23% in new energy and storage ventures, and 10% in roads). ISA represents about 18% of Ecopetrol's total EBITDA and provide some stability to top-line growth due to its higher margins.

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

Our rating on Ecopetrol moves in tandem with that on Colombia. We think the likelihood that the Colombian government would provide timely and sufficient extraordinary support to the company under a stress scenario is very high. We base our view on Ecopetrol's very strong link with the government given its 88.49% ownership of the company, as well as Ecopetrol's very important role as Colombia's leading oil and gas producer. We cap our ratings on Ecopetrol at the same level as the foreign currency sovereign rating (BB+/Negative/B) because of the company's link with the government and the potential for extraordinary negative government intervention.

Outlook

The negative outlook on Ecopetrol continues to reflect the negative outlook on Colombia. We expect Ecopetrol to continue playing a very important role in the Colombian economy and to maintain a very strong link with the government. Therefore, our ratings on Ecopetrol will most likely move in tandem with those on the sovereign.

Downside scenario

We could lower the ratings on Ecopetrol in the next 12 months if:

- We downgrade Colombia.
- The company's financial performance weakens such that we expect its adjusted net debt to EBITDA to consistently rise close to 3.0x. This could stem from lower prices, weaker production sales, and/or increased debt beyond our expectations.
- We perceive weaker business for Ecopetrol if it posts declines in production or replacement ratios below 100%.
- Ecopetrol prioritizes cash outflows as dividends rather than for maintenance and growth capex.

Upside scenario

We could revise the outlook to stable on Ecopetrol if we were to take a similar action on the foreign currency sovereign rating on Colombia.

Although unlikely in the next 12-18 months, we could revise the SACP upward to 'bbb-' if the company's operating and financial performance is well above our expectations. Such scenario could result if:

- Ecopetrol has higher-than-expected production stemming from investments in Colombia and/or international fields.
- The company has debt-to-EBITDA ratios below 2.0x, while improving profitability margins despite price volatility.
- Ecopetrol improves cash flows after capex and dividends, leading to discretionary cash flow to debt at or above 15%.
- We see more independent board members and the company improves board members turnover.

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

Company Description

Ecopetrol is a vertically integrated oil and gas company based in Bogota, Colombia. The company also engages in power and infrastructure-related activities. It has a presence in Colombia, Brazil, Mexico, the U.S. Gulf Coast, and Singapore, as well as in Chile, Peru, and Bolivia through ISA.

Ecopetrol is involved in all stages of the hydrocarbon chain: exploration, production, refining, and marketing, as well as the electric transmission business. The government of Colombia currently owns 88.49% of Ecopetrol, making it the controlling shareholder. Institutional shareholders and retail investors own the remaining 11.51%.

Our Base-Case Scenario

Assumptions

Our economic assumptions include:

- Colombia's GDP to grow 2.5% in 2025 and 2.8% in 2026, and consumer price index (CPI) growth of 4.4% and 3.7%, respectively.
- These economic conditions will lead to constant demand for crude and refined products (mainly fuels) in Colombia, while remaining products will continue to be exported to Asia and the U.S. We also forecast increasing natural gas sales, aligned with Colombia's intentions to increase energy sources needed to meet expected economic growth.
- Average foreign exchange (FX) rates of COP4,200 per $1 in 2025 and COP4,275 per $1 in 2026.
- Ecopetrol's operating currency is the Colombian peso, and it maintains an exposure of 90% of total debt denominated in U.S. dollars. We do not expect additional volatility since we expect FX rates to remain consistent for the next couple of years and because revenue generation is indexed to the dollar.
- Reference Brent crude oil average prices to decrease 26.5% to $62.5 per barrel in 2025 and increase to $65 per barrel by 2026. We expect the decline based on weaker global economic growth and higher inventory levels.
- Reference Henry Hub natural gas price at $3.75 per million metric British thermal units (/mmbtu) for the rest of 2025 and $4.25/mmbtu in 2026.

Our operating assumptions for Ecopetrol include the following:

- Daily production rates of crude oil of 582,000 boepd in 2025 and in 2026 (versus 569,800 boepd in 2024).
- Natural gas production rates of 160,000 boepd in 2025 and 158,000 in 2026.
- Crude oil net average prices of $56 per barrel in 2025 and $58.50 per barrel in 2026.
- Natural gas average realized prices of about $21.75 per barrel for 2025 and $24.65 per barrel in 2026.
- Consolidated revenues for Ecopetrol of COP123.6 trillion in 2025 and COP126.9 trillion in 2026. This is mainly supported by the exploration and production business segment (45% of total), refining and petrochemicals (40%), electric power transmission and toll roads (13%), and transport and logistics (2%).

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

- Ecopetrol to start improving lifting costs toward $12 per barrel in the next two years (versus $12.5 per barrel in 2024) while it gains efficiencies through improved production in new fields.
- Transportation costs to slightly improve to $3 per barrel in the next two years (from $3.4 per barrel in 2024) in line with lower crude oil and refined product prices.
- Refining costs will continue to increase mainly because of higher energy prices, leading to an average of $6.5 per barrel for the next two years (versus $5.7 per barrel in 2024).
- The combination of expected revenues and production costs will result in adjusted EBITDA of COP48.8 trillion in 2025 and COP50.2 trillion in 2026.
- Annual capex of COP26.4 trillion in 2025 and COP28 trillion in 2026, with about 20% for maintenance and 80% for growth, especially for the exploration and production business segment.
- Dividend distributions in line with financial policy of 40%-60% of net income, averaging 59% for the next two years, totaling about COP6.5 trillion in 2025 and COP7.0 trillion in 2026.
- No acquisitions other than the remaining acquisition of the 45% stake on the CPO-09.
- As of Dec. 31, 2024, the Ecopetrol group's gross debt consisted of COP93.0 trillion in local and international bonds (79%) and COP25.2 trillion in bank loans (21%). We do not expect additional debt for organic growth, but the company maintains an approved $880 million increase in debt for acquisitive transactions (minus $450 million already used for the acquisition of the 45% remaining stake in the CPO-09 block).

Key metrics

Ecopetrol S.A.--Forecast summary

Period ending	Dec-31-2022	Dec-31-2023	Dec-31-2024	Dec-31-2025	Dec-31-2026	Dec-31-2027
(Bil. COP)	2022a	2023a	2024a	2025e	2026f	2027f
Revenue	159,611	143,190	133,328	123,553	126,872	128,698
Gross profit	81,563	68,216	61,493	57,819	59,443	60,648
EBITDA (reported)	72,647	57,670	52,790	46,838	48,188	49,117
EBITDA	74,876	60,431	53,690	48,825	50,175	51,104
Funds from operations (FFO)	59,111	38,929	33,365	29,481	30,461	31,051
EBIT	62,682	45,121	39,557	35,158	36,114	36,958
Interest expense	6,530	8,490	10,064	11,148	11,202	11,268
Cash flow from operations (CFO)	33,179	13,702	40,543	35,855	34,937	35,839
Capital expenditure (capex)	21,878	24,091	20,118	26,435	27,930	24,483
Free operating cash flow (FOCF)	11,302	(10,389)	20,425	9,420	7,007	11,355
Dividends	13,357	5,571	15,565	6,534	6,812	7,072
Share repurchases (reported)	--	--	--	--	--	--
Discretionary cash flow (DCF)	(2,055)	(15,960)	4,860	2,886	196	4,283
Debt (reported)	113,922	104,433	118,459	115,521	119,704	117,935
Debt	115,009	116,921	124,840	122,273	124,299	122,234
Equity	113,903	100,252	109,976	118,853	128,040	137,471
Cash and short-term investments (reported)	15,401	12,336	14,054	11,884	14,154	14,570

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

Ecopetrol S.A.--Forecast summary						
Adjusted ratios						
Debt/EBITDA (x)	1.5	1.9	2.3	2.5	2.5	2.4
FFO/debt (%)	51.4	33.3	26.7	24.1	24.5	25.4
FFO cash interest coverage (x)	11.8	6.9	5.0	4.2	4.3	4.3
EBITDA interest coverage (x)	11.5	7.1	5.3	4.4	4.5	4.5
CFO/debt (%)	28.8	11.7	32.5	29.3	28.1	29.3
FOCF/debt (%)	9.8	(8.9)	16.4	7.7	5.6	9.3
DCF/debt (%)	(1.8)	(13.7)	3.9	2.4	0.2	3.5
Annual revenue growth (%)	73.7	(10.3)	(6.9)	(7.3)	2.7	1.4
Gross margin (%)	51.1	47.6	46.1	46.8	46.9	47.1
EBITDA margin (%)	46.9	42.2	40.3	39.5	39.5	39.7
Return on capital (%)	30.1	20.2	17.5	14.8	14.6	14.4
Return on total assets (%)	23.0	15.5	13.6	11.6	11.6	11.4
EBITDA/cash interest (x)	13.6	9.2	6.4	5.3	5.4	5.4

Liquidity

We continue to view Ecopetrol's liquidity as adequate. As a state-owned integrated oil and gas producer, the company is subject to consistent cash outflows to the Colombian government in the form of dividends and/or tax payments. Historically, the company has consistently shifted between capex and dividends but worked on liability management to avoid financial pressures. This has allowed Ecopetrol to strengthen its amortization schedules and maintain sufficient liquidity sources to meet debt service, capex, and working capital requirements.

For the next 12 months, we continue to expect consistent profitability and low short-term debt maturities for Ecopetrol, which will allow liquidity sources to exceed uses by 1.2x, even if EBITDA declines by at least 15% compared with our base case. In addition, the company has access to multiple noncommitted treasury credits as a form of ongoing support from the government and has solid access to international and local markets. Our liquidity assessment also considers that Ecopetrol will receive stable and continuous funds from the FEPC for the next two years.

Principal liquidity sources

- Available cash of COP14.1 trillion as of March 31, 2025.
- Funds from operations of COP33.4 trillion for the next 12 months.
- Working capital inflows of COP900 billion for the next 12 months.
- Short-term refinancings of about COP7.3 trillion as of May 31, 2025.

Principal liquidity uses

- Short-term debt maturities of COP13.0 trillion as of March 31, 2025.
- Full maintenance and 75% of growth capex of COP20.5 trillion for the next 12 months.
- Dividend payments of COP6.5 trillion for the next 12 months.

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

Covenants

Financings obtained by Ecopetrol in capital markets and through financial institutions have no guarantees granted or financial covenant restrictions, due to the support of the Colombian government through the Ministry of Finance and Public Credit.

Environmental, Social, And Governance

Environmental factors are a negative consideration in our credit rating analysis of Ecopetrol because of the environmental risks in the oil and gas industry. However, the company has set specific decarbonization and energy consumption milestones to reduce gas emissions, in line with government plans. Ecopetrol has allocated a higher portion of its capital spending to ensure its competitiveness and expand its decarbonization initiatives. Its acquisition of ISA will enable it to diversify into a regulated and predictable electric transmission business, while taking further steps toward transitioning to renewable energy.

In our opinion, governance risks are now a moderately negative consideration for our analysis of Ecopetrol because most of the board members are related to the government, so we view them as less independent. Many of the board members are former members of other government divisions, which we classify as dependent and related to the company's main shareholder.

Issue Ratings--Subordination Risk Analysis

Capital structure

As of March 31, 2025, Ecopetrol and its subsidiaries' capital structure totaled COP117.2 trillion, mainly composed by:

- $1.2 billion 8.625% senior notes due 2029.
- $2.0 billion 6.875% senior notes due 2030.
- $1.3 billion 4.625% senior notes due 2031.
- $1.8 billion 7.750% senior notes due 2032.
- $2.3 billion 8.875% senior notes due 2033.
- $1.9 billion 8.375% senior notes due 2036.
- $850 million 7.375% senior notes due 2043.
- $2.0 billion 5.875% senior notes due 2045.
- The remaining debt includes other bonds and bank loans at holding and subsidiaries' level.

The debt at the subsidiaries' level represents 33% of the total, which is below our priority debt ratio of 50% for us to consider any subordination risk.

Analytical conclusions

Since the government owns the company, we believe that all the subsidiaries will benefit from government support indirectly through Ecopetrol. We believe that the government support will be sufficient to cover subsidiaries' needs in case of financial distress. Therefore, we do not

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

believe its debt at the subsidiary level is subordinated, and the issue-level ratings remain in line with the 'BB+' issuer credit rating.

Rating Component Scores

Rating Component Scores

Component	
Foreign currency issuer credit rating	BB+/NEGATIVE/--
Local currency issuer credit rating	BB+/NEGATIVE/--
Business risk	3 - Satisfactory
Country risk	4 - Moderately High Risk
Industry risk	4 - Moderately High Risk
Competitive position	3 - Satisfactory
Financial risk	4 - Significant
Cash flow/leverage	4 - Significant
Anchor	bbb-
Diversification/portfolio effect	3 - Neutral/Undiversified
Capital structure	Neutral
Financial policy	Neutral
Liquidity	Adequate
Management and governance	Moderately Negative
Comparable rating analysis	Neutral
Stand-alone credit profile	bb+

Related Criteria

- Criteria | Corporates | General: Sector-Specific Corporate Methodology, April 4, 2024
- Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024
- Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024
- General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021
- General Criteria: Group Rating Methodology, July 1, 2019
- Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019
- Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018
- General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015
- Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

- General Criteria: Methodology: Industry Risk, Nov. 19, 2013
- General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
- General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Related Research

- S&P Global Ratings Lowers Its Oil Price Assumptions On Potential Oversupply; Natural Gas Price Assumptions Unchanged, April 10, 2025
- Global Macro Update: Seismic Shift In U.S. Trade Policy Will Slow World Growth, May 1, 2025

Ratings List

Ratings list	
Ratings Affirmed	
Ecopetrol S.A.	
Issuer Credit Rating	BB+/Negative/--
Senior Unsecured	BB+

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at https://disclosure.spglobal.com/ratings/en/regulatory/ratings-criteria for further information. A description of each of S&P Global Ratings' rating categories is contained in "S&P Global Ratings Definitions" at https://disclosure.spglobal.com/ratings/en/regulatory/article/-/view/sourceId/504352. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings referenced herein can be found on S&P Global Ratings' public website at www.spglobal.com/ratings.

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Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down

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